82-2911

VECTOR
Corporate Finance Lawyers



1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1513

August 6, 2003

VIA COURIER

Attention: Aimee Vander-Vliet, Regulatory Compliance

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Filing of BC Form 45-902F, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated July 23, 2003, which has been originally executed by R. Page Chilcott, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

~~Per:~~ Lindsay Salt

Lindsay Salt
Paralegal



ls
Encl.
cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911, w/encl.#1)
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1))
Cadre Resources Ltd. (Attn: R. Page Chilcott, w/o encls.)



p:\clients\1-sedar\cadre\pp-jun03\f20-bcsc1.doc

82-2911

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Cadre Resources Ltd.
Name of Issuer

P.O. Box 78, 90 Sandner Road, Christina Lake, B.C. V0H 1E0
Address

(250) 447-6641
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

(a) 600,000 units (the "Investor Units"). Each Investor Unit is comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company (the "Warrant Shares") for a period of 24 months, at a price of $0.10 U.S. ($0.135 Cdn.) per Warrant Share. Reference is made to Item 6.

(b) 50,000 common shares (the "Finder's Shares"). Reference is made to Item 8.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
John H. Marcou Midland, Michigan	100,000 units[(1)]	Jul.14/2003	$0.10 U.S. ($0.135 Cdn.)/ $10,000 U.S. ($13,500 Cdn.)	Instrument	12 months + one day
Nick Shimazo Nishiwaki Hartsdale, N.Y.	500,000 units[(1)]	Jul.14/2003	$0.10 U.S. ($0.135 Cdn.)/ $50,000 U.S. ($67,500 Cdn.)	Instrument	12 months + one day

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. One share purchase warrant will entitle the investor to purchase one additional common share without par value (the "Warrant Shares") for a period of 24 months from the date of closing, being July 14, 2003.

Instrument = B.C. Instrument 72-503, Distribution of Securities Outside British Columbia

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

Nil

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation Paid (number and type of security and/or cash amount ($ - Cdn.)	Price per Share ($ - Cdn.)	Exemption relied on
Borys Rafalowicz 260 Crandon Blvd. 32-135 Key Biscayne FL, 33149	50,000 common shares	$0.135 Cdn (deemed)	ss. 89(e) and 128(f) - Securities Rules

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Christina Lake, B.C., this 23 day of July, 2003.

Cadre Resources Ltd.
(Name of Issuer - please print)

Per: 
(Signature of authorized signatory

R. Page Chilcott, President
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information

contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
John H. Marcou P.O. Box 1346 Midland, Michigan 48641-1346	Tel: (517) 835-7542 E-mail: n/a	100,000 units(1)	Instrument
Nick Shimazo Nishiwaki 50 E. Hartsdale Avenue – 8F Hartsdale, N.Y. 10530	Tel: (914) 428-6809 E-mail: nickinishiwaki@optonline.net	500,000 units(1)	Instrument

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. One share purchase warrant will entitle the investor to purchase one additional common share without par value (the "Warrant Shares") for a period of 24 months from the date of closing, being July 14, 2003.

Instrument = B.C. Instrument 72-503, Distribution of Securities Outside British Columbia